ELLENOFF GROSSMAN & SCHOLE LLP
370 Lexington Avenue
New York, New York 10017
(212) 370-1300
(212) 370-7889 facsimile

February 22, 2006

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	HD Partners Acquisition Corporation

Amendment No.1 to Registration Statement on Form S-1
File No. 333-130531
Amendment Filed January 24, 2006

Ladies and Gentlemen:

On behalf of HD Partners Acquisition Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”).  Marked courtesy copies of this filing are being sent via overnight mail to John Reynolds, Jay Williamson and Babette Cooper.

This letter is being filed in response to the Staff’s comments to Amendment No. 1 to the Registration Statement filed January 24, 2006.  The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to Bruce Lederman, Executive Vice President, Secretary and Director of the Company, dated February 10, 2006.  For the Staff’s convenience we highlight the following changes to the offering:

•                       the underwriters have agreed to defer 2% of the underwriting discount and commissions until the completion of a business combination, and the underwriters will not be entitled to receive the deferred underwriting discount with respect to shares held by public stockholders that vote against a business combination and redeem their shares of common stock.  If the Company liquidates and does not complete a business combination the underwriters will not be entitled to receive any portion of the deferred underwriting discount;

•                       the Company’s officers and directors, or their designees, have agreed to purchase up to 2,000,000 of our warrants in a private placement concurrently with the closing of the offering for an aggregate purchase price of $1.2 million.  The proceeds of this purchase will be held in the trust account along with the proceeds from the Company’s offering of units.  These warrants will expire worthless if the Company does not complete a business combination, and the $1.2 million purchase price will be distributed to the public stockholders.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with the Company’s response.

General

1.                    We reissue prior comment three from our letter dated January 18, 2006. We continue to note the disclosure that you will be required to convert to cash up to 19.99% of the common stock sold in this offering. Please clarify whether the company may structure or consummate a business combination in which less than 19.99% of the IPO shareholders will be able to convert and the business combination still go forward.

Response: In response to the staff’s comment, we have clarified, on pages 8 and 40 of the prospectus, that the Company will not propose a business combination to our stockholders which includes a provision that such business combination will not be consummated if stockholders owning less than 19.99% vote against such business combination and redeem their shares of common stock for their pro rata portion of the trust account.

Risk Factors, page 9

2.                  We reissue prior comment 11 from our letter dated January 18, 2006. It appears that management may obtain employment or consulting agreements at the same time as the business combination. Discuss the potential compensation of members of management that may occur following a business combination and the conflicts of interest that may arise from negotiating the employment or consulting arrangements at the same time as the negotiations for the business merger agreement.  State whether this will be a term of the business combination agreement. This should be discussed in greater detail. Add disclosure in the business section and in the conflicts of interest section.

Response:  In response to the staff’s comment, we have revised risk factors 10 and 11 to address this comment.  We have also added additional disclosure as requested in the business and conflicts of interest sections on pages 39 and 50, respectively.

3.                     Please revise the subheading to risk factor 13 to clarify that you may seek a business combination with a business affiliated with existing stockholders. We also reissue prior comment 13 from our letter dated January 18, 2006. We continue to note the disclosure that you may seek a business combination with an entity that is affiliated with existing stockholders. Please name any affiliated companies that may be considered in seeking a business combination. Disclose those circumstances that may result in the company seeking a business combination with an affiliated entity. Given the detailed knowledge of management of affiliated companies, it would appear management would be aware of any interest in affecting a business combination with an affiliated entity. We may have further comment.

Response:  In response to the staff’s comment, we have revised risk factor 13.  Additionally, management is not currently aware of any specific opportunities to enter into a business combination with any of the entities with which they, or any of the existing stockholders, are affiliated with. Please note that this risk factor also direct investors to the Management section of the prospectus for a complete discussion of management business affiliations and potential conflicts of interest.

Proposed Business, page 33

4.       We partially reissue prior comment 17 from our letter dated January 18, 2006.  Please disclose whether management has made any investigations into the industry and/or businesses in the industry.

Response:  In response to the staff’s comment, we have added the following language in the Proposed Business section of the prospectus on page 37: “Management has reviewed publicly available information concerning the media, entertainment and telecommunications industries, however, management has not made any investigations concerning specific prospective business combination candidates in the media, entertainment or telecommunications industries.”

5.                    We continue to note the statement that you may seek to consummate a business combination with a company that is financially unstable or in the early stages of development or growth. Clarify whether you will specifically target these types of companies. If so, please revise the prospectus to discuss the additional risks and uncertainties associated with these types of businesses.

Response:  In response to the staff’s comment, we have specifically stated on page 36 that the Company does not intend to specifically target financially unstable, or early stage or unestablished companies.

Certain Relationships and Related Transactions, page 52

6.                     We note that your response to our prior comment 26 indicates that the Warrant Purchase Agreement between your officers and your underwriter is intended to comply with the requirements for a Rule l0b5-1(c) plan. However, we also note that Morgan Joseph has been granted the right to have a representative at board meetings. Please provide a detailed analysis as to how this plan will comply with Rule l0b5-1. We may have further comment.

Response:  In response to the staff’s comment please be advised that the after market warrant purchase has been removed from this offering and the company’s officers and directors, or their designees, will be purchasing warrants directly from the Company in a private transaction.

Exhibits

7.                     We note the following language from Article Six of your Amended and Restated Articles of Incorporation: “The following provisions (A) through (E) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of any ‘Business Combination, and may not be amended prior to the consummation of any Business Combination.” Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended and if so on what basis despite any proposed limitations to so amend; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Response:  In response to the staff’s comment, the Company has agreed contractually with the underwriters that the Company will not amend or modify any portion of provisions (A) through (E) of Article Sixth of the Company’s Certificate of Incorporation.  Below is the new section of the underwriting agreement that the Company and the underwriters propose to incorporate into the underwriting agreement:

“3.26  Amendments to Certificate of Incorporation. The Company covenants and agrees, that prior to its initial Business Combination it will not seek to amend or modify any of the following provisions (A) — (E) of Article Sixth of its certificate of incorporation:

A. Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that a majority of the IPO Shares (defined below) cast at the meeting to approve the Business Combination are voted for the approval of such Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20% or more in interest of the holders of IPO Shares exercise their conversion rights described in paragraph B below.

B. In the event that a Business Combination is approved in accordance with the above paragraph A and is consummated by the Corporation, any stockholder of the Corporation holding shares of Common Stock (“IPO Shares”) issued in the Corporation’s initial public offering (“IPO”) of securities who voted against the Business Combination may, contemporaneous with such vote, demand that the Corporation convert his IPO Shares into cash. If so demanded, the Corporation shall convert such shares at a per share conversion price equal to the quotient determined by dividing (i) the amount in the Trust Account (as defined below), inclusive of any interest thereon (net of any taxes payable thereon), calculated as of two business days prior to the proposed consummation of the Business Combination, by (ii) the total number of IPO Shares. “Trust Account” shall mean the trust account established by the Corporation at the consummation of its IPO and into which a certain amount of the net proceeds of the IPO are deposited.

C. In the event that the Corporation does not consummate a Business Combination by the later of (i) 18 months after the consummation of the IPO or (ii) 24 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed but was not consummated within such 18 month period (such later date being referred to as the “Termination Date”), the officers of the Corporation shall take all such action necessary to dissolve and liquidate the Corporation as soon as reasonably practicable. In the event that the Corporation is so dissolved and liquidated, only the holders of IPO Shares (at such time) shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation.

D. A holder of IPO Shares shall be entitled to receive distributions from the Trust Account only in the event of a liquidation of the Corporation or in the event he demands conversion of his shares in accordance with paragraph B, above. In no other circumstances shall a holder of IPO Shares have any right or interest of any kind in or to the Trust Account.

E. The Board of Directors shall be divided into two classes: Class A and Class B. The number of directors in each class shall be as nearly equal as possible. Prior to the IPO, there shall be elected two Class A directors for a term expiring at the Corporation’s first Annual Meeting of Stockholders and three Class B directors for a term expiring at the Corporation’s second Annual Meeting of Stockholders.  Commencing at the first Annual Meeting of Stockholders, and at each annual meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the second succeeding annual meeting of stockholders after their election. Except as the GCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation’s Bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

The Company acknowledges that the purchasers of the Firm Units in this Offering shall be deemed to be third party beneficiaries of this Agreement.

The underwriters specifically acknowledge that they will not waive this Section 3.26 under any circumstances.”

Additionally, we have added the following disclosure under the section entitled “Description of Securities” under a new heading “Amendments to Our Certificate of Incorporation”:

“Amendments to Our Certificate of Incorporation

Our certificate of incorporation filed with the State of Delaware contains provisions designed to provide certain rights and protections to our stockholders prior to the consummation of a business combination, including:

•                  a requirement that all proposed business combinations be presented to stockholders for approval regardless of whether or not Delaware law requires such a vote;

•                  a prohibition against completing a business combination if 20% or more of our stockholders exercise their conversion rights in lieu of approving a business combination;

•                  the right of stockholders voting against a business combination to surrender their shares for a pro rata portion of the trust fund in lieu of participating in a proposed business combination;

•                  a requirement that our management take all actions necessary to dissolve and liquidate our company in the event we do not consummate a business combination by the later of 18 months after the consummation of this offering or 24 months after the consummation of this offering in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete a business combination was executed but was not consummated within such 18 month period;

•                  a limitation on stockholders’ rights to receive a portion of the trust fund so that they may only receive a portion of the trust fund upon dissolution and liquidation of our company or upon the exercise of their conversion rights; and

•                  the bifurcation of our board of directors into two classes and the establishment of related procedures regarding the standing and election of such directors.

Our certificate of incorporation and the underwriting agreement that we will enter into with the underwriters in connection with this offering, prohibit the amendment or modification of any of the foregoing provisions prior to the consummation of a business combination.  While these rights and protections have been established for the purchasers of units in this offering, it is nevertheless possible that the prohibition against amending or modifying these rights and protections at any time prior to the consummation of the business combination could be challenged as unenforceable under Delaware law, although, pursuant to the underwriting agreement we are prohibited from amending or modifying these rights and protections at any time prior to the consummation of the business combination.  We have not sought an unqualified opinion regarding the enforceability of the prohibition on amendment or modification of such provisions because we view these provisions as fundamental and contractual terms of this offering.  We believe these provisions to be obligations of our company to its stockholders and that investors will make an investment in our company relying, at least in part, on the enforceability of the rights and obligations set forth in these provisions including, without limitation, the prohibition on any amendment or modification of such provisions.  As a result, the board of directors will not, and pursuant to section 3.26 of the underwriting agreement cannot, at any time prior to the consummation of a business combination, propose any amendment or modification of our certificate of incorporation relating to any of the foregoing provisions and will not support, directly or indirectly, or in any way endorse or recommend that stockholders approve an amendment or modification to such provisions.”

Financial Statements

Note 2 - Proposed Public Offering, page F-8

8.                    In response to prior comment 35, you state you used an expected life of four years because the option is not exercisable for a period of at least one year from the date of the offering. Please explain your basis for excluding the one year vesting period. Please note analogous guidance on the expected term of employee share options and similar instruments included in paragraph A28(a) of SFAS 123R. This guidance, carried over from paragraph 280(a) of SFAS 123 states an option’s expected term must at least include the vesting period. In general, we believe this concept applies to options issued to third parties and, in this case, it appears the option issued to the underwriter should be valued considering an expected life equal to the full contractual term, five years.

Response:  In response to the staff’s comment, we have revised the disclosure to include the vesting period and exercise period of the option, a total of five years.  Please see pages 34, 65 and F-9.

9.                     In your response to our previous comment 36, we note that 23 of the 27 companies on the list in Exhibit A have market capitalizations in the billions. Please explain why you believe the volatility on a diversified index of companies with market capitalizations in the billions provides a reasonable estimate of your company’s volatility. Tell us whether you considered developing an estimate based on a basket of companies in your industry with relatively similar market capitalizations.

Response:  In response to the staff’s comment, the Company has chosen a basket of companies in the media, entertainment and telecommunications industries from the Russell 2000 Index that it believes more accurately reflect the Company volatility.  Please see pages 34, 65 and F-9.

If you have any questions, please contact the undersigned at 212-370-1300.

Very truly yours,

/s/ Jody R. Samuels
Jody R. Samuels
cc:	Mr. Bruce Lederman,
HD Partners Acquisition Corporation